                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                               (Amendment No.2)*



                                 POWER-ONE, INC.
                         ------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                   739308 10 4
                         ------------------------------
                                 (CUSIP Number)



--------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------- ---------------------------------------------------------------------------------------
         1  NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Steven J. Goldman
----------- ---------------------------------------------------------------------------------------
         2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                       (a) [  ]
                     Not Applicable                                                    (b) [  ]
----------- ---------------------------------------------------------------------------------------
         3  SEC USE ONLY


----------- ---------------------------------------------------------------------------------------
         4  CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States Citizen

-------------------------------------------- ------------------------------------------------------
           NUMBER OF                      5  SOLE VOTING POWER
             SHARES                                    1,372,354
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING
             PERSON
              WITH
                                  ---------- ------------------------------------------------------
                                          6  SHARED VOTING POWER
                                                       0
                                  ---------- ------------------------------------------------------
                                          7  SOLE DISPOSITIVE POWER
                                                       1,372,354
                                  ---------- ------------------------------------------------------
                                          8  SHARED DISPOSITIVE POWER
                                                       0
----------- ---------------------------------------------------------------------------------------
         9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,372,354 Shares of Common Stock
----------- ---------------------------------------------------------------------------------------
        10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

----------- ---------------------------------------------------------------------------------------
        11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                     6.2 % of Common Stock (see response to Item 4)
----------- ---------------------------------------------------------------------------------------
        12  TYPE OF REPORTING PERSON*
                     IN
----------- ---------------------------------------------------------------------------------------

Item 1(a).   Name of Issuer:

             Power-One, Inc.


Item 1(b).   Address of Issuer's Principal Executive Offices:

             740 Calle Plano
             Camarillo, California 93012


Item 2(a).   Name of Person Filing:
Item 2(b).   Address of Principal Business Office:
Item 2(c).   Citizenship:

             Steven J. Goldman
             740 Calle Plano
             Camarillo, California 93012
             (United States Citizen)


Item 2(d).   Title of Class of Securities:

             Common Stock


Item 2(e).   CUSIP Number:

             739308104

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a) [ ] Broker or Dealer registered under Section 15 of the Act:

                                    Not applicable

         (b) [ ] Bank as defined in Section 3(a)(6) of the Act:

                                    Not applicable

         (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act:

                                    Not applicable

         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act:

                                    Not applicable

         (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940:

                                    Not applicable

         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund (SEE 13d-1(b)(1)(ii)(F)):

                                    Not applicable

         (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (SEE Item 7):

                                    Not applicable

         (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H):

                                    Not applicable.

Item 4.  Ownership as of February 4, 2000

         STEVEN J. GOLDMAN

         (a) Amount beneficially owned: 1,372,354 Shares Common Stock

         (b) Percent of class: 6.2% of Common Stock.

         (c) Number of shares as to which such person has:

             (i) Sole power to vote or to direct the vote: 1,372,354 Shares Common Stock

             (ii)  Shared power to vote or to direct the vote: none

             (iii) Sole power to dispose or direct the disposition of:
                   1,372,354 Shares Common Stock

             (iv)  Shared power to dispose or to direct the disposition of:
                   none

Item 5.  Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

               None.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

Item 8.  Identification and Classification of Members of the Group.

               Not applicable.

Item 9.  Notice of Dissolution of Group.

               Not applicable.

Item 10. Certification.

               Not applicable.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 11 day of February, 2000.


                                             /s/ Steven J. Goldman
                                             ---------------------
                                             Steven J. Goldman



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